EXHIBIT 2.1

Moving Box Entertainment, LLC

Resolution authorizing Plan of Exchange

RESOLVED, that the Plan of Exchange by and between Moving Box Entertainment. LLC, a North Carolina limited liability company, and Moving Box Inc.. a Delaware corporation, as prepared and presented to this meeting, be. and hereby is. unanimously adopted and approved. Upon execution, the Plan of Exchange shall make Moving Box Inc. the sole member of Moving Box Entertainment. LLC.  A copy of this Plan of Exchange shall be attached to these minutes.